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JEANNEMARIE O’BRIEN

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STEPHEN R. DiPRIMA

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IGOR KIRMAN

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DAVID A. SCHWARTZ

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ERIC M. ROSOF

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GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN	DAVID S. NEILL
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	LAWRENCE B. PEDOWITZ
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	ERIC M. ROTH
RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	ELLIOTT V. STEIN
ROBERT B. MAZUR	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGOLDFELD@wlrk.com

March 12, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Registration Statement on Form 10 for Gannett SpinCo, Inc.

Ladies and Gentlemen:

On behalf of our client, Gannett SpinCo, Inc. (“SpinCo”), a Delaware corporation and a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of SpinCo’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Parent’s planned distribution of 98.5% of the outstanding SpinCo common stock to Parent’s stockholders.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1005.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

cc:       Todd A. Mayman, Senior Vice President, General Counsel and Secretary, Gannett Co., Inc.

            Igor Kirman, Wachtell, Lipton, Rosen & Katz